New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

May 22, 2019

Re:	Afya Limited Draft Registration Statement on Form F-1 Submitted April 8, 2019 CIK No. 0001771007

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Telecommunications
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Lisa Etheredge, Staff Accountant
Robert S. Littlepage, Accounting Branch Chief
Joshua Shainess, Attorney-Adviser
Kathleen Krebs, Special Counsel

Ladies and Gentlemen:

On behalf of our client, Afya Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated May 3, 2019 (the “Comment Letter”). On April 8, 2019, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No.1”), which reflects these revisions and updates and clarifies certain other information.

Amendment No. 1 also includes (i) the unaudited interim condensed consolidated financial statements of Afya Participações S.A. (the Company’s principal operating subsidiary, “Afya Brazil”) as of March 31, 2019 and for the three months ended March 31, 2019 and 2018, (ii) the unaudited interim condensed consolidated financial statements of Guardaya Empreendimentos e Participações S.A. (“Medcel”), which was merged into Afya Brazil on March 29, 2019, as of March 28, 2019 and December 31, 2018 and for the period from January 1, 2019 to March 28,

2	May 22, 2019

2019 and for the three months ended March 31, 2018, and (iii) the audited consolidated financial statements of Medcel as of and for the years ended December 31, 2018 and 2017.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. The Company is also sending, under separate cover, a marked copy of Amendment No. 1 showing changes from the Draft Registration Statement.

3	May 22, 2019

Draft Registration Statement on Form F-1

Cover Page

1.	You state that the holders of your Class B common shares (the Esteves Family and Crescera) are entitled to preemptive rights in the event that additional Class A common shares are issued, in order to maintain the Class B holders' proportional ownership interest. Expand your disclosure throughout to discuss how this will operate in practice. Clarify whether Class B holders will maintain control of all matters requiring shareholder approval unless those shares are converted or otherwise disposed of.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on the cover page to clarify that holders of Class B common shares will maintain control of all matters requiring shareholder approval unless those shares are converted or otherwise disposed of. The Company also respectfully directs the Staff to its disclosure on pages 17, 51 and 182 of Amendment No. 1 regarding the discussion on the rights of holders of Class B common shares to maintain their proportional ownership interests in the event additional Class A common shares are issued, as well as how such rights will operate in practice.

Prospectus Summary

Overview, page 1

2.	Provide the basis for your assertion that you are “the leading medical education group in Brazil.”

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 1 of Amendment No. 1 to include the basis for its assertion that it is the leading medical education group in Brazil.

3.	To provide context, where you discuss your various product and service offerings and net revenues, also disclose the percentage of your revenues derived from each of monthly tuition fees, digital platform subscription fees, and fees charged to third-party medical schools that use your digital medical residency preparatory products and services.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 2 of Amendment No. 1 to clarify that its revenues in 2018 and 2017 were derived solely from monthly tuition fees and that, following its acquisition of Medcel on March 29, 2019, the Company’s revenues will be derived from monthly tuition fees as well as medical residency preparatory products and services. In order to assist investors assess its business, the Company has also, for the three months ended March 31, 2019 and for 2018 on a pro forma basis,

4	May 22, 2019

disclosed the percentage of its revenues derived from each of its monthly tuition fees and revenues from medical residency preparatory products and services.

4.	To provide context to your operating data, disclose the extent to which increases are due to acquisitions versus organic growth.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 2 of Amendment No. 1 to clarify that in 2018, acquisitions and organic growth represented approximately 61% and 39%, respectively, of the Company’s total growth, in terms of combined tuition fees.

5.	Where you present historical operating and other data as of December 31, 2018 throughout the prospectus summary and elsewhere, confirm you are not including the operations of companies you acquired after that date.

Response:

The Company respectfully acknowledges the Staff's comment and confirms that historical operating and other data as of December 31, 2018 in the “Summary” section and elsewhere in Amendment No.1 does not include the operations of companies that were acquired following that date.

6.	We note your disclosure that two of the seven Mais Medicos program awards are currently suspended. Briefly explain why.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 3, 91 and 146 of Amendment No. 1 to explain that two of the seven Mais Medicos program awards are currently suspended by court order as they are subject to proceedings filed by certain of the Company’s competitors against the Brazilian Ministry of Education challenging the results of the public procurement for those awards.

Market Opportunity, page 2

7.	Provide the basis for your assertion that the total addressable market for the medical career segment in Brazil was R$16.4 billion as of December 31, 2018, particularly with regard to the calculation per lifelong medical learner. Also briefly expand your discussion of the macroeconomic factors you believe will result in overall growth of the medical education market in Brazil.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 3 of Amendment No. 1 to provide a breakdown of the R$16.4 billion addressable market for the medical career segment in Brazil as of December 31, 2018. The Company has also included

5	May 22, 2019

disclosure in the “Industry” section on page 131 of Amendment No. 1 to explain how each segment of the total addressable market was calculated.

The Company has also revised its disclosure on page 3 of Amendment No. 1 to expand the discussion of the impact of macroeconomic factors on the overall growth of the medical education market.

8.	You disclose growth rates for private healthcare spending and public healthcare spending in Brazil from 2010 to 2015. Disclose whether these trends have continued since 2015.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 4 of Amendment No. 1 to clarify that growth rates for private healthcare spending and public healthcare spending in Brazil have continued at similar rates since 2015 to date.

Our Competitive Strengths

High quality standards, page 7

9.	It is unclear why you are comparing the Net Promoter Scores of medical students of your predecessor in years past with undated Net Promoter Scores of Harvard University and the Wharton School. Explain why this information is relevant and comparable.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 8 of Amendment No. 1 to delete the Net Promoter Scores of Harvard University and the Wharton School.

Extensive M&A track record, page 8

10.	We note your disclosure of your capabilities and track record of integrating acquisitions. We also note that you are still in the process of implementing certain measures aimed to improve the profitability of your recent acquisitions, and that you have limited operating history as a consolidated company. Please qualify your disclosure of your track record and acquisitions to highlight that the integration of these recently-acquired entities is ongoing. Also highlight that your previous acquisitions and status as a new consolidated company entails a number of challenges, such as effectively integrating and managing a growing number of campuses. Describe with greater specificity the integration model you refer to.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 9 of Amendment No. 1 to describe its integration model in further detail and to clarify that is has fully integrated the operations of three of its acquisitions and is in the process of integrating

6	May 22, 2019

the operations of four of its acquisitions with its existing business. The Company has also revised its disclosure on page 10 of Amendment No. 1 to highlight that its previous acquisitions and status as a new consolidated company entails a number of challenges.

Our Corporate Reorganization, page 10

11.	Explain why Crescera will make an additional contribution of its 15% interest in UEPC to your share capital in the second quarter of 2019 as part of the restructuring.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 12 of Amendment No. 1 to explain why Crescera will make the additional contribution of its 15% interest in UEPC to the Company’s share capital in the second quarter of 2019 as part of the corporate reorganization.

Our Corporate Structure, page 10

12.	Revise your corporate organizational chart depicting your structure post-reorganization and post-offering to reflect both the economic ownership and respective voting control percentages of your existing shareholders, the minority shareholders and public shareholders. Replace your reference to "Free Float" with a reference to public shareholders. Lastly, ensure that your chart is readable, as the lower levels of the organization are currently illegible.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its corporate organizational chart on pages 13 and 60 of Amendment No. 1 to reflect both the economic ownership and corresponding percentages of the Company’s shareholders post-reorganization and post-offering and to make the chart more legible.

Risk Factors

Any increase in the attrition rates of students in our education programs may adversely affect our results of operations, page 29

13.	To provide context, provide your historical attrition rates and any projected attrition rates.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the risk factor on page 32 of Amendment No. 1 to include the Company’s historical attrition rate for the year ended December 31, 2018. The Company respectfully advises the Staff that it has not prepared attrition rate data for the three months ended March 31, 2019 or the year ended December 31, 2017 and does not prepare projected attrition rates for future periods.

7	May 22, 2019

Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us, page 34

14.	We note your disclosure of the public civil proceedings involving your chairman and one of your controlling shareholders. You state that penalties may be imposed, including a five year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits, including Afya. Expand your discussion of these risks to quantify the potential adverse effect to your results of operations should such a penalty be imposed.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the risk factor on pages 37 and 38 of Amendment No. 1 to include disclosure of the risks and potential adverse effect of any penalties on the Company’s results of operations.

We may be adversely affected if the government changes its investment strategy in education, page 37

15.	Disclose whether management is aware of any pending policy changes or proposed legislation affecting the level of public investment in the education sector. Clarify whether public institutions have any competitive advantages over you in the admissions process, such as perceived prestige or financial incentives.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the risk factor on pages 40 and 41 of Amendment No. 1 to include a statement to the effect that management is not aware of any pending policy changes or proposed legislation that will affect the level of public investment in the education sector.

Furthermore, the Company has clarified on page 40 of Amendment No. 1 the competitive advantages that public institutions have over the Company in the admissions process, namely that they do not charge tuition fees and may be perceived in Brazil as more prestigious than private institutions.

The Esteves Family and Crescera, our largest group of shareholders...will control all matters requiring shareholder approval, page 45

16.	State whether the combined voting control of the Esteves Family and Crescera implicates any stock exchange listing rule. Also clarify whether the Esteves Family and Crescera may unilaterally amend your corporate governance and organizational documents.

Response:

The Company respectfully acknowledges the Staff's comment and confirms that the Esteves Family and Crescera combined voting control does not implicate any stock exchange listing rule.

8	May 22, 2019

The Company has also clarified on page 48 of Amendment No. 1 that the Esteves Family and Crescera may unilaterally amend the Company’s corporate governance and organizational documents due to the fact that the Esteves Family and Crescera control over two-third of the voting share capital of the Company, and that any amendments to such corporate governance and organizational documents would have to be effected by a special resolution requiring a two-thirds majority vote.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders..., page 48

17.	Revise your disclosure under this risk factor header to address fiduciary duties owed by a controlling shareholder to a company and its shareholders under Cayman Islands law. Discuss how the fiduciary duties owed by a controlling shareholder may differ under Cayman Islands law from U.S. corporate law and how that might affect the ability of your shareholders or the Company to protect their respective interests.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 51 and 193 of Amendment No. 1 to describe the fiduciary duties owed by a controlling shareholder to a company and its shareholders under Cayman Islands law, how the fiduciary duties owed by a controlling shareholder may differ under Cayman Islands law from U.S. corporate law and how that might affect the ability of the Company or its shareholders to protect their respective interests.

Corporate Events, page 56

18.	Please revise to clarify if you expect to renegotiate the guarantees between BR Health and the Esteves Family in conjunction with this offering.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 59 of Amendment No. 1 to clarify that the guarantees between BR Health and the Esteves Family have been renegotiated, and has included a brief description of those new guarantees.

Market Share and Other Information, page 58

19.	We note that you commissioned a report by Accenture that you reference throughout your disclosure. Please file a consent from Accenture.

Response:

The Company respectfully acknowledges the Staff's comment and has submitted the consent of Accenture as Exhibit 23.4 to Amendment No. 1.

9	May 22, 2019

Non-GAAP Financial Measures, page 70

20.	We note your disclosures on page 58. Please revise to more clearly explain the usefulness of your Operating Cash Conversion Ratio measure and what it tells investors about your business. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its explanation of the Operating Cash Conversion Ratio measure on pages 22, 61 and 74 of Amendment No. 1 to explain that it provides investors with a measure of how efficiently the Company converts its EBITDA into cash.

Combined Tuition Fees, page 73

21.	You disclose on page 74 that combined tuition fees is the sum equal to the total tuition fees charged to students, as recorded in internal accounting records. Please tell us and revise to address the following:

•	Why management presents this measure and how it provides useful information to investors since it is not based entirely on your operating history;

•	Explain what is meant by “internal accounting records” and describe how they relate to systems and records used to prepare your IFRS financial statements;

•	Tell us why you believe it is appropriate to include CCSI in this metric despite having excluded this entity from your Pro Forma Condensed Consolidated Statement of Income on page 76; and

•	Clarify the basis on which combined tuition fees are presented and how this metric differs from pro forma revenue. For example, it is unclear if the metric reflects gross tuition fees billed, is presented net of scholarship and other discounts or is presented on some other basis.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 24, 25, 79, 92 and 93 of Amendment No. 1 to explain why management presents combined tuition fees and how it provides useful information to investors. The Company has also revised its disclosure on pages 24, 25, 79, 92 and 93 of Amendment No. 1 to revise “internal accounting records” to “internal management records” and explain what they are, and to explain why it has included CCSI in this metric.

The Company has also revised its disclosure on pages 24, 25, 79, 92 and 93 of Amendment No. 1 to clarify the basis on which combined tuition fees are presented and how they differ from pro forma revenue.

Reconciliation between Pro Forma Adjusted EBITDA and Pro Forma Net Income, page 73

22.	Please revise your column titled "pro forma adjustments" to include a footnote that cross- references to the explanation of these adjustments on page 76. Clarify if the amounts shown in the table are presented in thousands of reais. Please make similar revisions to your table on page 92.

10	May 22, 2019

Response:

The Company respectfully acknowledges the Staff's comment and has revised the “pro forma adjustments” columns in the tables on pages 76, 77, 78 and 113 of Amendment No. 1 to include cross-references to the explanation of these adjustments that appear on pages 84, 86, 87, 89, 90, 110, 111 and 112 of Amendment No. 1. The Company has also revised the tables on pages 76, 77, 78 and 113 of Amendment No. 1. to clarify that the amounts in the tables are presented in thousands of Brazilian reais.

Selected Financial and Other Information

Operating Data (Historical), page 73

23.	Please revise the table on page 73 to exclude the number of Medcel preparatory courses as of December 31, 2018 and 2017. As noted in your disclosure, you did not acquire Medcel until March 2019. Therefore, inclusion of historical operating data for periods prior to acquisition could be misleading to investors.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 23 and 78 of Amendment No. 1. to exclude the number of Medcel preparatory courses as of December 31, 2018 and 2017 and to clarify that Medcel was not acquired until March 2019.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 75

24.	Please revise your table on page 76 to include separate columns demonstrating the impact (if any) of the additional 15% interest in UEPC to be acquired in April 2019 as well as the contribution of Afya Brazil to Afya as described on page 64.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it has evaluated whether the acquisition of initial 15% interest and the additional 15% interest in UEPC will meet the significance test pursuant to Rule 3-09 of Regulation S-X and determined that interest in UEPC will not be significant. As calculated by the Company, the acquisition will not exceed 20% in any of the investment or income tests based on the Company’s financial statements as of and for the year ended December 31, 2018. Accordingly, the Company concluded that it was not necessary to include historical financial statements and pro forma information for UEPC in Amendment No.1. The table below shows the significance level for the investment and income tests for the combined 30% interest in UEPC:

	Investment Test	Income Test
Significance level %	5.3%	5.1%

11	May 22, 2019

25.	We note in Note 1 the merger on March 29, 2019, in connection with the corporate reorganization, and the consummated and pending business combinations disclosed under Subsequent Events in Note 23. Pursuant to Article 11 of Regulation S-X, please provide a pro forma balance sheet as of your most recent historic balance sheet date, to give effect to the reorganization and the related mergers, if significant, and all consummated and probable significant business combinations since December 31, 2018 and advise us.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that it has not prepared a pro forma balance sheet to give effect to the reorganization and the related mergers and all consummated and probable significant business combinations since December 31, 2018 because: (i) Medcel and BR Health were acquired on March 29, 2019 and reflected in the Company’s balance sheet as of March 31, 2019; (ii) as discussed below in response to Staff comment No. 40, the Company has determined that the acquisition of IPEMED was not significant under Rule 3-05; and (iii) pursuant to Rule 3-13 of Regulation S-X, the Company has obtained a waiver dated May 7, 2019 from the Staff with respect to the inclusion of Rule 3-05 financial statements of FASA subject to the inclusion of a statement of assets transferred and liabilities assumed, which the Company will include in the next amendment to the Registration Statement.

26.	Please expand your pro forma income statement to give effect to the entities merged in the corporate reorganization and all consummated and probable significant business combinations since December 31, 2018, and advise us.

Response:

The Company respectfully acknowledges the Staff's comment and has expanded its pro forma statement of income to include a pro forma statement of income to give effect to the acquisition of Medcel, which was merged in the corporate reorganization, as disclosed on pages 81 to 90 of Amendment No. 1. The Company respectfully advises the Staff that there were no other consummated and probable significant business combinations since December 31, 2018, except for FASA, which is discussed above in the Company’s response to Staff comment No. 25.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income, page 77

27.	Please revise your footnotes to more clearly explain the specific assumptions involved for each pro forma adjustment. Please refer to Rule 11-02 of Regulation S-X and also revise to specifically address the following:

•	Pro forma adjustments should be presented gross on the face of the pro forma statements with a more detailed explanation of the components of the adjustments presented in the notes;

•	Clarify how you have treated direct, incremental costs associated with each of your acquisitions for purposes of these pro forma financial statements;

•	Provide a schedule showing the calculation of the purchase price of each acquisition (including the value assigned to non-cash portions);

•	Disclose the expected useful lives or amortization periods of significant assets

12	May 22, 2019

•	acquired, including identified intangibles; and

•	Tax effects should be calculated with reference to the statutory rate in effect during the periods for which pro forma statements are presented.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its notes on pages 81 to 90 of Amendment No. 1 to provide a more detailed explanation of the components of the significant pro forma adjustments presented in the notes to the pro forma financial information. The Company respectfully clarifies that it recorded transaction costs of R$415 thousand and R$1,875 thousand, related to the acquisitions of IESP and FADEP, respectively, in general and administrative expenses in the consolidated statement of income for the year ended December 31, 2018, which were not considered material to exclude from the unaudited pro forma statement of income. The Company respectfully acknowledges the Staff’s comments and revised the disclosure to cross-reference the calculation of the purchase price of each acquisition to the consolidated financial statements, as the purchase price allocation was already recorded in the latest statement of financial position included in the Registration Statement. The Company also respectfully advises that Staff that, even though Rule 11-02 of Regulation S-X recommends tax effects be calculated with reference to the statutory rate, the Company has maintained the calculation based on the effective tax rate for the following reasons: (a) most post-secondary education companies in Brazil enjoyed tax benefits from the PROUNI program at the periods encompassed in the pro forma information and the effective tax rate of each company provides the best proxy of the tax incentive for each company and; (b) pro forma adjustments are mainly represented by net losses out of deductible costs and expenses. Thus, the statutory tax rate applied over pro forma adjustments will result in an increase in pro forma net income. Therefore, the Company opted to maintain the tax effects calculated based on the effective tax rate in order to provide investors with a more accurate and conservative view of its pro forma net income.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 78

28.	You disclose that two of your new undergraduate campus awards under the "Mais Medicos" program are currently suspended. Please revise your MD&A either here or elsewhere to more fully describe the potential impact that the suspension could have on your business, including but not limited to your growth prospects, future liquidity and results from operations. Refer to Item 303(a) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 91 of Amendment No. 1 to confirm that the Company does not believe the suspension of two of the seven Mais Medicos program awards would have a material impact on the Company’s business, growth prospects, future liquidity or results from operations.

Key Business Metrics

Medical School Regulatory Capacity and Capacity at Maturation, page 80

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29.	Explain what the Capacity at Maturation metric is designed to show, why your medical schools have a six year maturation cycle and what a maturation cycle represents. Explain how medical school regulatory capacity and capacity at maturation provide visibility into your medical school enrollments contracted growth.

Response:

The Company respectfully acknowledges the Staff's comment and has expanded its explanation of the “Capacity at Maturation” metric to explain what it is designed to show. The Company has also revised its disclosure on page 93 of Amendment No. 1 to explain why the Company has a six year maturation cycle and what it represents, and how medical school regulatory capacity and capacity at maturation provide visibility into its medical school enrollments contracted growth.

Liquidity and Capital Resources, page 92

30.	You disclose on page F-57 that you entered into agreements to purchase FASA and IPEMED during 2019. You also disclose page 62 that you intend to use proceeds from this offering to fund future acquisitions. Please revise your MD&A to explain how your liquidity and capital resources are likely to be affected by the FASA and IPEMED acquisitions. Please also disclose the extent to which you need the proceeds from this offering to close on those transactions. Please refer to Item 303(a)(1) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its MD&A on page 114 of Amendment No. 1 to confirm that its liquidity and capital resources will not be affected by the FASA and IPEMED acquisitions. The Company also confirms it does not need the proceeds from this offering to pay the remaining purchase price on the FASA and IPEMED transactions.

Business

Our Competition, page 130

31.	In the table on page 130 and on page 131, you disclose that you had 1,167 medical seats as of December 31, 2018. This is not consistent with disclosures elsewhere in the filing (including on the bottom of page 1) that indicate you had 917 medical school seats as of December 31, 2018. Please revise accordingly, noting that medical seats related to acquisitions completed after December 31, 2018 should be excluded from this figure. Please also clarify how the number of medical school seats correlates to the number of undergraduate medical degree students.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its medical school seats figures throughout Amendment No. 1 to distinguish between operating and approved medical seats as of March 31, 2019 and December 31, 2018 and 2017.

14	May 22, 2019

The Company also clarifies that, given information on the number of undergraduate medical degree students for each competitor is not publicly available, the number of medical school seats is the best publicly available metric against which it can compare itself to its competitors, because given the significant imbalance between supply and demand for medical courses in Brazil, the Company believes that its competitors operate at full capacity in the same way that the Company does. Therefore, the Company believes that the number of medical school seats of each competitor is a metric that allows it to reasonably and accurately determine the number of undergraduate medical degree students each competitor has.

Our Lifelong Medical Learner Clients, page 133

32.	Supplementally provide us with consents for the individuals quoted in your testimonials section. In addition, please disclose whether any of these individuals were compensated for their testimonials.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that each of the quoted individuals has consented to the inclusion of his or her testimonial and has not been compensated for his or her testimonial. The Company hereby supplementally provides the Staff, together with this letter, the consent of each quoted individual.

Audited Consolidated Financial Statements - NRE Participações S.A.

1 Corporate Information, page F-8

33.	Please clarify if you consider your merger with BR Health and Guardaya to be a common control transaction as described in paragraphs 2(c) and B1-B4 of IFRS 3. If so, with respect to each entity, please identify for us the controlling party and explain the basis for their control.

Response:

The Company respectfully advises the Staff that the merger with BR Health and Guardaya is not a common control transaction, considering that BR Health does not control Afya Brazil. As a result of the corporate reorganization and the merger of BR Health and Guardaya, Medcel Editora and CBB Web became wholly-owned subsidiaries of Afya Brazil, and Afya Brazil has recorded the transaction as a business combination.

2 Significant Accounting Policies

q) Revenue from Contracts with Customers, page F-22

34.	We note from your disclosures on page 127 that you offer a variety of education products and services including medical schools, preparatory courses, graduate courses, allied health programs and other programs. Please revise to disclose the nature of the specific goods and services that you consider separate performance obligations, including (if applicable) any licenses which may be granted in connection with preparatory courses. Please also describe the judgements used in determining both the timing of satisfaction and amounts allocated to each performance obligation. Refer to paragraphs 119, 124-125 and B52-B56 of IFRS 15.

15	May 22, 2019

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosures throughout Amendment No. 1 to clarify that the preparatory courses for medical residency exams are provided by Medcel. The disclosures regarding Medcel’s revenue of the specific goods and services that have separate performance obligations in connection with preparatory courses are provided in its financial statements prepared under Rule 3-05 of Regulation S-X and disclosed on pages F-251 and F-252 of Amendment No. 1.

Graduate courses are mainly provided by IPEMED, which was acquired on May 9, 2019, and is not included in the Company’s historical consolidated financial statements as of and for the years ended December 31, 2018 and 2017.

The performance obligation for the Company’s tuition fees for medical schools, other undergraduate health programs and other undergraduate programs are satisfied when the tuition related services are provided to its customers, which occurs on a monthly basis. The Company’s other revenues are not significant and represented approximately 0.9% of the net revenue for the years ended December 31, 2018 and 2017. The Company revised its consolidated financial statements as of and for the years ended December 31, 2018 and 2017 to provide the disclosure for disaggregated revenue for tuition fees and other revenue.

35.	Please revise to address the following:

•	Disclose what advances from customers represent and where they are classified in your statement of financial position;

•	Disclose how the timing of satisfaction of performance obligations relates to the typical timing of payment and the effect that those factors have on the contract asset and contract liability balances;

•	Clarify when control over your performance obligations is transferred to your customers and the pattern of revenue recognition associated with advances from customers; and

•	Provide the disclosures required by paragraph 116 of IFRS 15.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its accounting policies disclosure in its consolidated financial statements on pages F-57 and F-58 of Amendment No. 1 to: (i) clarify which advances from customers represent pre-paid tuition received from its students and state that advances from customers are classified separately in current liabilities in the statement of financial position; (ii) how timing of satisfaction of performance obligations relates to the typical timing of payment and the effect that those factors have on the contract asset and contract liability balances; and (iii) when control over the Company’s performance obligations is transferred to its customers and the pattern of revenue recognition associated with advances from customers.

16	May 22, 2019

With respect to the disclosures required by paragraph 116 of IFRS 15, the Company respectfully advises the Staff that: (a) the opening and closing balances of trade receivables from contract assets and advances from customers that represent contract liabilities from contracts with customers are separately presented and disclosed in the statement of financial position as of December 31, 2018 and 2017; (b) the contract liability balance at the beginning of the period represents the revenue recognized in the reporting on period; and (c) there was no revenue recognized in the reporting period from performance obligation satisfied (or partially satisfied) in prior periods.

4 Business Combinations, page F-29

36.	Please tell us how you determined that the acquisitions of IPTAN and IESVAP were not common control transactions. Refer to paragraphs 2(c) and B1-B4 of IFRS 3. Additionally, please tell us if the terms of this related party arrangement are equivalent to those that prevail in arms length transactions. If so, please refer to paragraph 23 of IAS 24 and revise your filing accordingly.

Response:

The Company respectfully advises the Staff that the Company believes that the acquisitions of IPTAN and IESVAP were not common control transactions given that the Esteves Family did not have sole control over Afya Brazil at the time of the acquisitions of IPTAN and IESVAP by Afya Brazil. Pursuant to the shareholders’ agreement relating to Afya Brazil, although the Esteves Family holds a majority of Afya Brazil’s voting shares, Crescera has veto rights with respect to key strategic matters, including but not limited to, budget approval, debt issuance and any acquisition above R$250,000.

The purchase price was agreed with Crescera and determined based on a multiple of enterprise value to EBITDA of 9.4x the EBITDA for fiscal year ended December 31, 2017, while the equivalent multiple for Brazilian listed Brazilian post-secondary education companies was in the range of 8.1x-10.6x at the time of the acquisition. Although the Company believes that the terms of such arrangements would be equivalent to those that prevail in arm’s length transactions, it has not included the disclosure described in paragraph 23 of IAS 24.

16. Earnings per share, page F-52

37.	Please disclose, in quantified detail, your calculations of the weighted average number of outstanding shares used in your calculations of earnings per share.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure of the calculation of the weighted average number of outstanding shares used in its calculations of earnings per share. For the year ended December 31, 2018, the Company had a weighted average number of 1,245,029 common shares, 18,094 Class A preferred shares (equivalent to 429,547 common shares) and 1,712 Class B preferred shares (equivalent to 1,712 comment shares). As disclosed in Note 23 – Subsequent Events of the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017, on March 12, 2019, the

17	May 22, 2019

Company’s shareholders approved the conversion of all Class A preferred shares into common shares considering a ratio of one Class A preferred share into 23.74 common shares, and the conversion of all Class B preferred shares into common shares at a ratio of one Class B preferred share into one common share. As required by IAS 33 – Earnings per Share, the calculation of basic and diluted earnings per share was adjusted retrospectively to reflect the conversion of Class A and Class B preferred shares into common shares.

17. Revenue, page F-53

38.	We note that elsewhere in the filing you disclose metrics related to tuition fees by type of product and/or service (for example, medical school programs, undergraduate health sciences programs and other undergraduate programs). Please tell us how you considered providing disaggregated net revenue disclosures for those same categories. Please refer to paragraph 114 of IFRS 15.

Response:

The Company respectfully advises the Staff that the Company has revised its consolidated financial statements as of and for the years ended December 31, 2018 and 2017 to provide the disclosure of disaggregated revenue for tuition fees and other revenue. Please see page F-89 of Amendment No.1.

With respect to the disclosures required by paragraph 114 of IFRS 15, the Company respectfully advises the Staff that all tuition from medical school programs, undergraduate health science programs and other undergraduate programs belong to the same category in terms of how revenues and cash flows are affected by economic factors. Therefore, the Company believes that the disclosure of net revenues disaggregated per tuition from medical school programs, undergraduate health science programs and other undergraduate programs is not required and that its financial statements comply with paragraph 114 of IFRS 15.

Finally, the Company respectfully advises the Staff that it believes that Amendment No. 1 contains information beyond the IFRS requirements of financial statements that the Company believes to be of potential interest for investors.

23 Subsequent Events, page F-57

39.	To the extent applicable, please revise your discussion of the FASA and IPEMED acquisitions to provide the disclosures required by paragraphs 59-63 of IFRS 3.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that it has revised its disclosure of the FASA acquisition in its audited financial statements as of and for the years ended December 31, 2018 and 2017. Please see page F-93 of Amendment No.1. Pursuant to Rule 3-13 of Regulation S-X and the waiver letter from the Staff dated May 7, 2019, the Company will prepare FASA’s statement of assets acquired and liabilities assumed prepared on the basis of the allocation of the Company’s purchase price of FASA as of the acquisition date

18	May 22, 2019

in accordance with accounting principles generally accepted in the United States (“US GAAP”) and will include this statement in the next amendment to the Registration Statement.

The Company respectfully advises the Staff that the IPEMED acquisition was completed on May 9, 2019 and the business combination was not completed prior to the issuance of the consolidated financial statements as of and for the years ended December 31, 2018 and 2017. The Company acknowledges the Staff's comment and advises the Staff that it has included disclosure of the IPEMED acquisition in the note for the subsequent events in the unaudited interim consolidated financial statements for the three months ended March 31, 2019, as appearing on page F-36 of Amendment No.1.

40.	Please tell us how you considered the need for historical financial statements and pro forma information for IPEMED. Please refer to Rule 3-05 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has evaluated whether the acquisition of IPEMED met the significance test pursuant to Rule 3-05 of Regulation S-X and determined that such acquisition was not significant. As calculated by the Company, the acquisition did not exceed 20% in any of the asset, investment or income tests based on the Company’s financial statements as of and for the year ended December 31, 2018, and accordingly, the Company concluded that it was not necessary to include historical financial statements and pro forma information for IPEMED in Amendment No. 1. The table below shows the significance level for the investment, asset and income tests:

	Asset Test	Investment Test	Income Test
Significance level %	5.1%	10.5%	18.0%

General

41.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that, as of the date of Amendment No. 1, no written communications, as defined in Rule 405 under the Securities Act, have been presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide to the Staff any such written communications presented to potential investors in the future.

* * *

19	May 22, 2019

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Konstantinos Papadopoulos at 55-11-4871-8408 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz, Esq.

Manuel Garciadiaz, Esq.

cc:	Virgilio Deloy Capobianco Gibbon, Chief Executive Officer, Afya Limited

Luciano Toledo de Campos, Chief Financial Officer, Afya Limited

Flávio A. Machado, Ernst & Young Auditores Independentes S.S.